For Office Use Only

-FILED-

File No.: BA20221000170

Date Filed: 10/14/2022

AMENDED AND RESTATED ARTICLES OF INCORPORATION OF PEOPLE'S SPIRIT, INC. A CALIFORNIA BENEFIT CORPORATION

The undersigned hereby certify that:

1. He is the Chief Executive Officer and Secretary of People's Spirit, Inc., a California benefit corporation, with California Entity Number 4783444.

2. The Articles of Incorporation of the corporation are amended and restated to read in full as follows:

ARTICLE I

The name of the corporation is Fierce & Kind Ltd.

ARTICLE II

- The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

- This corporation is a benefit corporation as contemplated by the California Corporations Code as the same exists or may hereafter be amended, or any successor provisions, that is intended to operate in a responsible and sustainable manner and to produce a public benefit or benefits and is to be managed in a manner that balances the shareholders' pecuniary interests, the best interests of those materially affected by the corporation's conduct, and the public benefits identified in these Amended and Restated Articles of Incorporation. If the California Corporations Code is amended to alter or further define the management and operation of benefit corporations, then this corporation shall be managed and operated in accordance with the California Corporations Code, as so amended.

- In addition to being authorized to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of California (other than as set forth above), this corporation's specific public benefit purpose shall be to drive economic equity in underserved communities by contributing to programming around education and entrepreneurship, health and well-being, and social justice.

ARTICLE III

The corporation is authorized to issue one class of stock to be designated "*Common Stock*." The total number of shares of Common Stock that the corporation is authorized to issue is 20,000,000, with a par value of $0.0001 per share. Upon the effective date of these Amended and Restated Articles of Incorporation, each one (1) outstanding share of the Company's Common Stock shall be recapitalized and reconstituted as ten (10) shares of the Company's Common Stock.

ARTICLE IV

The business and affairs of the corporation shall be managed by or under the direction of the board of directors. In furtherance and not in limitation of the powers conferred by statute, except as provided in Section 212 of the California Corporations Code, the board of directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the bylaws of the corporation. The number of directors of the corporation shall be determined in the manner set forth in the bylaws of the corporation. Elections of directors need not be by written ballot unless a shareholder demands election by ballot at the applicable meeting of the shareholders and before the voting begins or unless the bylaws of the corporation shall so require.

ARTICLE V

To the fullest extent permitted by law, a director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director. If the California Corporations Code or any other law of the State of California is amended after approval by the shareholders of this Article V to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the California Corporations Code as so amended.

Any repeal or modification of the foregoing provisions of this Article V by the shareholders of the corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of, or increase the liability of any director of the corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

ARTICLE VI

To the fullest extent permitted by applicable law, the corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the corporation (and any other persons to which the California Corporations Code permits the corporation to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of shareholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 317 of the California Corporations Code. For the avoidance of doubt, and notwithstanding the foregoing, in no event is the corporation authorized to indemnify (or otherwise eliminate or limit the personal liability of) directors, officers and agents of the corporation for acts or omissions or transactions (i) from which a director may not be relieved of liability as set forth in Section 204(a)(10) of the California Corporations Code; (ii) to the extent indemnity (or any other limitation of liability) is expressly prohibited by Section 317 of the California Corporations Code; or (iii) to the extent otherwise prohibited by any applicable law.

Any amendment, repeal or modification of the foregoing provisions of this Article VI shall not adversely affect any right or protection of any director, officer or other agent of the corporation existing at the time of such amendment, repeal or modification.

ARTICLE VII

Except as otherwise provided in these Amended and Restated Articles of Incorporation, the corporation reserves the right to amend, alter, change or repeal any provision contained in these Amended and Restated Articles of Incorporation, in the manner now or hereafter prescribed by statute, and to add or insert other provisions authorized by the laws of the State of California at the time in force, in the manner now or hereafter prescribed by law, and all rights, preferences and privileges of whatsoever nature conferred upon shareholders, directors or any other persons whomsoever by and pursuant to these Amended and Restated Articles of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this Article VII.

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3.　The foregoing amendment and restatement of Articles of Incorporation has been adopted and approved by the board of directors of the corporation.

4.　The foregoing amendment and restatement of Articles of Incorporation has been approved by the required vote of shareholders in accordance with Sections 902 and 903 of the California Corporations Code, as well as Section 14601(d) of the California Corporations Code made applicable by Section 14603 of the California Corporations Code.

5.　The total number of outstanding shares of each class entitled to vote with respect to the foregoing amendment and restatement of Articles of Incorporation is one million (1,000,000) shares of Common Stock, and each share of Common Stock is entitled to one (1) vote. No other shares of the Company's capital stock were issued and outstanding as of immediately prior to the filing of these Amended and Restated Articles of Incorporation.

6.　The percentage vote required of the Common Stock (which represents all of the shares of each class entitled to vote) in order to approve the foregoing amendment and restatement of Articles of Incorporation is sixty-six and two-thirds percent (66 2/3%) or more.

7.　The number of shares of Common Stock voting in favor of the foregoing amendment and restatement of Articles of Incorporation is one million (1,000,000), which represents one hundred percent (100%) of the shares of Common Stock issued and outstanding as of immediately prior to the filing of these Amended and Restated Articles of Incorporation.

[Remainder of Page Intentionally Left Blank]

I further declare, under penalty of perjury, under the laws of the State of California, that the matters set forth in this Certificate are true and correct as of my own knowledge.

Date: September 22, 2022

Sam Harb, Chief Executive Officer and Secretary

AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
PEOPLE'S SPIRIT, INC.
A CALIFORNIA BENEFIT CORPORATION

The undersigned hereby certify that:

1.　　He is the Chief Executive Officer and Secretary of People's Spirit, Inc., a California benefit corporation, with California Entity Number 4783444.

2.　　The Articles of Incorporation of the corporation are amended and restated to read in full as follows:

ARTICLE I

The name of the corporation is People's Spirit, Inc.

ARTICLE II

The address of the corporation's registered office in the State of California is 4901 Morena Blvd., Ste. 206, San Diego, CA 92117. The name and address of its registered agent is David Lizerbram at 3180 University Ave., Ste. 260, San Diego, CA 92104.

ARTICLE III

- This corporation is a benefit corporation as contemplated by the General Corporation Law of California as the same exists or may hereafter be amended (the "*CGCL*"), or any successor provisions, that is intended to operate in a responsible and sustainable manner and to produce a public benefit or benefits and is to be managed in a manner that balances the stockholders' pecuniary interests, the best interests of those materially affected by the corporation's conduct, and the public benefits identified in these Amended and Restated Articles of Incorporation. If the CGCL is amended to alter or further define the management and operation of benefit corporations, then this corporation shall be managed and operated in accordance with the CGCL, as so amended.

- In addition to being authorized to engage in any lawful act or activity for which corporations may be organized under the CGCL, this corporation's specific public benefit purpose shall be to drive economic equity in underserved communities by contributing to programming around education and entrepreneurship, health and well-being, and social justice.

ARTICLE IV

The corporation is authorized to issue one class of stock to be designated "**Common Stock**." The total number of shares of Common Stock that the corporation is authorized to issue is 20,000,000, with a par value of $0.0001 per share. Upon the effective date of these Amended and Restated Articles of Incorporation, each one (1) outstanding share of the Company's Common Stock shall be recapitalized and reconstituted as ten (10) shares of the Company's Common Stock.

ARTICLE V

The business and affairs of the corporation shall be managed by or under the direction of the board of directors. In furtherance and not in limitation of the powers conferred by statute, the board of directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the bylaws of the corporation. The number of directors of the corporation shall be determined in the manner set forth in the bylaws of the corporation. Elections of directors need not be by written ballot unless the bylaws of the corporation shall so provide.

ARTICLE VI

To the fullest extent permitted by law, a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the CGCL or any other law of the State of California is amended after approval by the stockholders of this Article VI to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the CGCL as so amended.

Any repeal or modification of the foregoing provisions of this Article VI by the stockholders of the corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of, or increase the liability of any director of the corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

ARTICLE VII

To the fullest extent permitted by applicable law, the corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the corporation (and any other persons to which the CGCL permits the corporation to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 317 of the CGCL.

Any amendment, repeal or modification of the foregoing provisions of this Article VII shall not adversely affect any right or protection of any director, officer or other agent of the corporation existing at the time of such amendment, repeal or modification.

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060222

80NB-CW80NB

ARTICLE VIII

Except as otherwise provided in this Amended and Restated Articles of Incorporation, the corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Articles of Incorporation, in the manner now or hereafter prescribed by statute, and to add or insert other provisions authorized by the laws of the State of California at the time in force, in the manner now or hereafter prescribed by law, and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Amended and Restated Articles of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this Article VIII.

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3.   The foregoing amendment and restatement of Articles of Incorporation has been adopted by the board of directors of the corporation.

4.   The foregoing amendment and restatement of Articles of Incorporation has been duly approved by the required vote of the shareholders of this corporation in accordance with Sections 902 and 903 of the California Corporations Code.

[*Remainder of Page Intentionally Left Blank*]

SMRH:4873-7495-9139.1
060222

80NB-CW80NB

I further declare, under penalty of perjury, under the laws of the State of California, that the matters set forth in this Certificate are true and correct as of my own knowledge.

Date: June 6 ___, 2022

DocuSigned by:

EBBCD19064444D9...

Sam Harb, Chief Executive Officer and Secretary


ARTICLES OF INCORPORATION OF A GENERAL STOCK CORPORATION

ARTICLE 1
Corporate Name

The name of the corporation is: People's Spirit, Inc.

ARTICLE 2
Business Address

The street address and mailing address of the Corporation is:

4901 Morena Blvd., Ste. 206
San Diego, CA 92117

ARTICLE 3
Initial Agent for Service of Process

The name and address of the initial agent for service of process is:

David Lizerbram
3180 University Ave., Ste. 260
San Diego, CA 92104

ARTICLE 4
Shares

The corporation is authorized to issue only one class of shares of stock. The total number of shares which this corporation is authorized to issue is: 10,000,000.

ARTICLE 5
Purpose Statement

The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

ARTICLE 6
Additional Statements

The corporation does indemnify any of the directors from any liability regarding the corporation, the affairs of the corporation and monetary damages, unless the person fraudulently and intentionally violated the law and/or maliciously conducted acts to damage and/or defraud the corporation, or as otherwise provided under applicable California statute.

Signature

David Lizerbram, Incorporator